Exhibit 99.2

MANAGEMENT PROPOSES OFFER TO ACQUIRE
SEMELE GROUP INC. COMMON STOCK

Westport, CT - (Business Wire) – November 11, 2003. Semele Group Inc. (VSLF-OTCBB) ("Semele") announced today that it has received a revised proposal from Gary Engle and James Coyne, respectively Semele’s CEO and President ("Management") who together with their affiliates are the beneficial owners of approximately 67% of the outstanding Semele common stock. The revised proposal supercedes their previous offer made on May 5, 2003 . The revised proposal is an offer from Management to make a voluntary tender offer for the acquisition of substantially all of the outstanding shares of common stock of Semele not already owned by Management after the Company has completed a 1 for 1000 reverse stock split with shareholders owning less than 1000 shares receiving $1.20 per share in cash for their shares. The tender offer is for $1.20 per pre-split share.

Management has requested that its Special Committee of the Semele Board of Directors consider any offers from Management and to evaluate the fairness of this proposal for the purpose of making a recommendation with respect to this proposal.

Management's proposal is detailed in Management's latest amended Schedule 13D to be filed with the Securities and Exchange Commission, which shareholders can obtain free of charge from the U.S. Securities and Exchange Commission's website at http: www.sec.gov.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Semele. When it becomes available, shareholders should read the proxy statement (including a "going-private" Transaction Statement), as it will contain important information about the transaction. When it becomes available, shareholders can obtain such proxy statement free of charge from the U.S. Securities and Exchange Commission's website at http: www.sec.gov or from Management by directing a request to Semele Group Inc., 200 Nyala Farm Rd., Westport, Connecticut 06880.

SEMELE CONTACT:
James A. Coyne
Semele Group Inc.
200 Nyala Farms
Westport, CT 06880
(203) 341-0555